JONATHAN B. ABRAM (612) 343-7962 FAX (612) 340-2868 abram.jonathan@dorsey.com

February 22, 2006

VIA FEDERAL EXPRESS AND EDGAR

Mr. Mark P. Shuman Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:                               Lawson Holdings, Inc.
Registration Statement on Form S-4 (the “Form S-4”)
File No. 333-129862
Date Filed:  January 23, 2006

Lawson Software, Inc.
Form 10-K for the fiscal year ended May 31, 2005
Filed on August 1, 2005
Form 10-K/A for the fiscal year ended May 31, 2005
Filed on September 28, 2005
Form 10-Q for the fiscal quarter ended August 31, 2005
Filed on October 11, 2005
Form 10-Q/A for the fiscal quarter ended August 31, 2005
Filed on October 17, 2005
Current Reports on Form 8-K filed on June 7, 2005, June 8, 2005,
June 30, 2005, September 16, 2005, September 29, 2005,
October 5, 2005 and November 21, 2005
File No. 0-33335

Dear Mr. Shuman:

On behalf of Lawson Holdings, Inc., a Delaware corporation (“Lawson Holdings”) and Lawson Software, Inc., a Delaware corporation (“Lawson Software” and collectively with the Lawson Holdings, “Lawson”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated February 17, 2006 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above Lawson’s responses. To aid the Staff with its review, we have enclosed three courtesy copies of Amendment No. 2 to Lawson’s Form S-4, as filed with the Commission on February 22, 2006, marked to show changes from Lawson’s Amendment No. 1 to Form S-4, filed with the Commission on January 23, 2006.

General

1.                                      With respect to prior comment 3 of our letter dated December 21, 2005, please tell us the approximate percentages of the shares of Intentia that are held by U.S. persons and the approximate percentages of the shares of Intentia that are held by persons who you are not able to conclude are not U.S. persons.

Response:

According to information provided by SIS Ägarservice AB (“SIS”) as of January 31, 2006, approximately 89.5% of Series A shares (comprised of shares held by Symphony and Tennenbaum) and 66.1% of Series B shares were held by persons or entities with record addresses in the United States or were otherwise controlled by U.S. persons or entities. Information provided by SIS is based on the share ledger for Intentia shares maintained by VPC, beneficial ownership reports and other information of beneficial ownership known to SIS. Based on this information and information otherwise known to us, we believe that approximately 89.5% of Series A shares and 43.4% of Series B shares were held by persons or entities that are U.S. holders, and approximately 22.7% of the Series B shares are held by persons who Intentia is unable to conclude are not U.S. persons.

Cover Page

2.                                      The references to “Lawson” at the top of the page and to the “Lawson” shares in the second paragraph are ambiguous as it is unclear whether they refer to Lawson Software or Lawson Holdings. As the shares being registered are those of the new holding company, it appears that for clarity, these references should be to Lawson Holdings. In other instances in the text of the prospectus, the term “Lawson,” though defined as Lawson Software, appears to refer to Lawson Holdings. Please use terms that accurately refer to the existing public company or the holding company whose shares will be issued upon consummation of the proposed business transaction, as appropriate. We note the final sentence on page 4, but using a single term to refer to the current entity and to the post-transaction one appears confusing.

Response:

In response to the Staff’s comment, Lawson has revised the Proxy Statement/ Prospectus to eliminate references to the defined term “Lawson” and uses the term “Lawson Software” to refer to the existing public company and “Lawson Holdings” to refer to the holding company whose shares will be issued upon consummation of the Combination.

Inside Cover Page

3.                                      Please limit the table of contents presented in the portion of the prospectus that is subject to the requirements of Rule 421(d) to a single page. We will not object to a table of contents with the current level of detail, to the extent it is provided in the portion of the prospectus not subject to Rule 421(d).

Response:

Lawson has revised the table of contents in response to the Staff’s comment.

Summary of Proxy Statement/Prospectus, page 1

4.                                      Please review the summary and ensure that it is a concise presentation of information that is truly significant and that will provide investors with the basic introduction to the transaction, Lawson and Intentia. A summary that, for example, provides the exhaustive list of subsidiaries on page 2 does not appear essential to an understanding of the transaction. Please revise so the summary is limited to key information about the transaction and its constituents.

Response:

Lawson has revised the summary of the Proxy Statement/Prospectus in response to the Staff’s comment. In particular, Lawson revised the Proxy Statement/Prospectus to remove the list of Lawson Software’s subsidiaries from the summary.

5.                                      We reissue our prior comment 9 of our letter dated December 21, 2005. What is the anticipated time period between the vote of shareholders and the closing of the transaction?

Response:

Lawson has revised the disclosure on page 3 in response to the Staff’s comment to disclose that the offer period will end one week after the Lawson stockholders meeting.

Reasons for the Restructuring

6.                                      We note your revisions in response to our prior comment 10 of our letter of December 21, 2005 and we reissue the comment. Briefly describe the reasons why the decision has been made to organize the restructuring using Lawson Holdings. It is unclear why you determined that the holding company structure would be “an effective method of operating the businesses.”  Revise similar disclosure on page 81.

Response:

Lawson has revised the disclosure on pages 3-4 and 80 in response to the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page. 47

7.                                      Please refer to comment 18 of our letter dated December 21, 2005. We have reviewed your response and note that your accelerated amortization methodology is based on the net present value of future cash flows of the acquired intangible assets. Tell us what discount rate was used in determining the net present value of the future cash flows of your acquired intangible assets and why this assumption was not disclosed in the notes to your pro forma financial information. Further tell us the basis for using this discount rate.

Response:

A discount rate of 16.0% was used in determining the net present value of future cash flows of the acquired intangible assets. This discount rate was determined by taking into account the results of the Capital Asset Pricing Model (CAPM), the Duff & Phelps, LLC Size/Return Study, Lawson’s internal rate of return and perceived risks. In applying the CAPM, the rate of return on common equity is estimated as the current risk-free rate of return on a 10-year Swedish Government Bond, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is defined as a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole. Another measure used when determining the discount rates was the Duff & Phelps, LLC Size/Return Study, which is the result of a study that Duff & Phelps, LLC conducted regarding the relationship between firm size and investor returns, as measured by market capitalization. These two measures resulted in an estimate for the weighted average cost of capital for Intentia to be 14.0%. The acquired intangible assets for Intentia were estimated to have an after-tax rate of return equal to the overall business weighted average cost of capital (“WACC”) plus two-hundred basis points, as the acquired intangible assets’ cash flows have more risk than the overall business. The above discount rates and the projected future cash flows were also used in the reconciliation and support of the overall purchase price of Intentia by Duff & Phelps, LLC.

In response to the Staff’s comment, Lawson has revised its note (k) on page 46 to the pro forma to include the discount rate assumption.

Note 4. Unaudited Prof Forma Combined Adjustments, page 47

8.                                      Please refer to comment 21 of our letter dated December 21, 2005. We note from your response that the remaining amount in Intentia’s financial statements, after pro forma adjustments, relates to post-contract support arrangements that will be amortized over a twelve month period. Tell us how you considered EITF 01-3 in determining that approximately $143 million should be assigned to Intentia’s liability for PCS.

Response:

The approximately $143 million referred to in the Staff’s comment represents the combined deferred revenue for both Lawson and Intentia including pro forma adjustments. Of the $143 million, approximately $73 million represents Lawson’s existing deferred revenue liability and approximately $70 million represents the value assigned to Intentia’s liability for post-contract services.

Lawson considered EITF 01-3 in its purchase accounting adjustments in that it recognized a liability related to the deferred services revenue of Intentia to the extent that it represented a legal obligation assumed by Lawson, in that it was a legal obligation of Lawson to provide “services” or some other consideration to an Intentia customer. Lawson valued these legal obligations using the fair value at the date of assumed acquisition in the pro forma statements. In assessing the fair value of the post-contract support arrangements, Lawson employed Duff & Phelps, LLC who used the “Bottoms up Approach” methodology which defines the fair value to be equal to the sum of all non-selling costs expected to be incurred in servicing the contract, grossed up for a normal profit margin, plus a training cost adjustment. The fair value of the deferred revenue represents approximately 92.6% of the initial book value.

Cautionary Statements Regarding Forward-Looking Statements

9.                                      We note your response to our prior comment 29 of our letter of December 21, 2005. We will not object to your claim that the statutory safe harbor applies to statements made by Lawson Software since this filing is a proxy statement of that entity, which is a reporting company. With respect to statements by or on behalf of Lawson Holdings, however, which is not currently subject to the periodic reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the statutory safe harbor is not available and the text should be revised consistent with the comment provided previously. The fact that the reporting obligations of the existing public company will be imposed on Lawson Holdings by virtue of 12g-3 if the transaction is consummated does not establish that Lawson Holdings is a reporting company at the time the statements in the disclosure document are being made. Lawson Holdings is making its first public offer and sale of securities and the statutory safe harbor is not available by its terms. Nor is it available by virtue of the fact that this offering constitutes a tender offer. Your reference to the statutory safe harbor should be narrowed, consistent with the prior comment.

Response:

In response to the Staff’s comment, Lawson has revised the disclosure on page 78 to remove references to the Private Securities Litigation Reform Act of 1995.

10.                               We note your response to our prior comment 30 of our letter dated December 21, 2005. As suggested by the prior comment, the referenced statements are overly broad and appear inconsistent with the updating obligation imposed upon you. Please revise so that the statements you make are consistent with the duties imposed upon Lawson Holdings and Lawson Software. We would not object to additional disclosure that suggests that updates to the Proxy Statement/Prospectus may not be forthcoming.

Response:

Lawson has revised the disclosure on page 79 in response to the Staff’s comment.

The Exchange Offer

11.                               Your revisions at pages 92 and 93 in response to our prior comment 33 of our letter dated December 21, 2005 are not completely responsive and we therefore reissue several aspects of the prior comment. Disclose the objectives of the parties in setting the exchange ratios. Currently, disclosure indicates that “the calculations of the exchange ratios would be based on the fully diluted outstanding capital stock of each company calculated using the treasury stock method.”  Please clarify how considerations relating to the fully diluted capital stock (or other factors) yielded the varying exchange ratios. More specifically explain the economic result to Lawson Software and to each group of Intentia holders that the parties believed would be achieved through the application of the exchange ratios. In particular, what was the “value of the preferences associated with the Series A shares” and how was the value determined?  Explain the effect the valuation of these preferences had on the exchange ratio. Describe the factors management considered in concluding the exchange ratios are fair to the Lawson Software shareholders.

Response:

In response to the Staff’s comment, Lawson has revised the disclosure on pages 93, 94 and 97 to clarify how the aggregate price to be paid for Intentia was negotiated and how the exchange ratio was determined.

Lawson’s Reasons for the Exchange Offer

12.                               Refer to our prior comment 34 of our letter dated December 21, 2005. Since the price being paid for Intentia securities involves a substantial premium above the relative historical trading prices for the two companies, please disclose management’s conclusions regarding the premium. Also, explain how the historical market prices provided a baseline for the board to evaluate whether the exchange ratios were reasonable.

Response:

In response to the Staff’s comment, Lawson has revised the disclosure on pages 93, 94 and 97 to clarify that the share premium was not a material factor in its analysis due to its negotiation of an overall transaction value (expressed as a percentage interest in the combined company) and Intentia’s condition that the Series A and Series B shares have different exchange ratios.

13.                               Refer to our prior comment 3 of our letter dated January 6, 2006 and your response thereto. We do not disagree with your indication that the disclosure is clear that the Lehman Brothers opinion does not constitute a recommendation. Instead, we asked what consideration you gave to highlighting the fact that the opinion is rendered as to the fairness of the consideration as it relates to Lawson, as opposed to the fairness of the consideration as it relates to Lawson’s shareholders, considering you list it as a Reason for the Exchange Offer and as part of your recommendation to security holders. Please revise your disclosure to highlight this distinction.

Response:

Lawson has revised the disclosure on page 97 in response to the Staff’s comment.

Miscellaneous

14.                               We reissue several aspects of our prior comment 39 of our letter dated December 21, 2005. We remind you that references to “customary compensation” are not appropriate. Refer to disclosure in the first sentence of the final paragraph of this subsection. Also, please provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between Lehman Brothers and Deutsche Bank and the parties to the transaction during the past two years. In this regard, we refer you to disclosure indicating that Lehman Brothers previously provided investment banking services to Intentia. See Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Lawson has revised the disclosure on page 104 to reflect the fact that Lehman Brothers has not had any material relationship with Intentia during the past two years and that no material relationship between Lehman Brothers and Intentia is currently contemplated. Lawson has also disclosed on page 112 that, apart from serving as financial advisor to Intentia in connection with the Transaction, Deutsche Bank has not had any professional relationship with Lawson or Intentia during the past two years.

Intentia’s Reasons for the Exchange Offer

15.                               We partially reissue our prior comment 40 of our letter dated December 21, 2005. With respect to each of the factors referenced in our prior comment, please disclose the conclusions of Intentia’s board. For example, what conclusions did the board reach after reviewing the “current financial market conditions?”

Response:

Lawson has revised the disclosure on page 106 in response to the Staff’s comment.

Terms of the Exchange Offer

16.                               We note your response to prior comment 2 of our letter dated January 6, 2006 and your indication that you have revised the disclosure to clarify that no consideration other than that paid for all other Intentia Shares of the same class tendered into the Exchange Offer will be paid for Intentia Shares tendered pursuant to the Irrevocable Undertakings. Nevertheless, your disclosure in the second paragraph of this section continues to state that “the premium also represents consideration for Symphony and Tennenbaum’s commitment to accept the Exchange Offer with regard to all of their holdings in Intentia pursuant to the Irrevocable Undertakings. Please tell us what you mean by this.

Response:

In response to the Staff’s comment, Lawson has clarified the disclosure by removing the reference to the undertakings. The disclosure had been intended to express that the undertakings were delivered at the same time and in connection with the other transaction documents. In response to the Staff’s comment, Lawson also clarified on pages 93, 94 and 97 that the differential in the exchange ratios for the Series A and Series B shares were based on requests from the Intentia board and were not additional inducements for execution and delivery of the undertakings.

17.                               We note your response to prior comment 11 of our letter dated January 6, 2006. While your response indicates that you will make payment “promptly,” your disclosure refers to “as soon as practicable.”  Please revise to ensure prompt payment, in accordance with Rule 14e-1(c).

Response:

Lawson has revised the disclosure on page 117 in response to the Staff’s comment.

Description of Lawson Capital Stock

18.                               We reissue our prior comment 44 of our letter dated December 21, 2005 because you have not disclosed the basis for the conclusions regarding the validity of Lawson’s common stock. Please attribute your conclusion to counsel and provide counsel’s consent to the use of its name and opinion in the prospectus.

Response:

In response to the Staff’s comment, Lawson has revised the disclosure on page 135 to clarify for Intentia shareholders that the shares of common stock they will receive in the Exchange Offer will be validly issued and fully paid. Under the caption “Legal Matters,” Lawson has disclosed that Dorsey & Whitney LLP will pass on the validity of the shares to be issued in connection with the Exchange Offer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Intentia

Revenues

19.                               Please refer to comment 46 of our letter dated December 21, 2005. We have reviewed the revisions on page 170 of the registration statement. Please revise to quantify the impact the sales of the two new editions of Movex Java had on your revenues in 2005.

Response:

Lawson has revised the disclosure on page 171 in response to the Staff’s comment.

Taxes

20.                               Please refer to comment 48 of our letter dated December 21, 2005. We have reviewed your response and note that you are unable to reliably estimate Intentia’s expected effective tax rate. Revise your disclosure to provide investors insight into the reasons you are unable to estimate the expected effective tax rate and how the apparent uncertainty of forecasting your effective tax rate will impact the results of operations, if at all.

Response:

Lawson has revised the disclosure on page 176 in response to the Staff’s comment.

Exhibits 10.20 and 10.21

21.                               Please advise us as to why you have not provided an executed version of Exhibit A to Exhibit 10.21.

Response:

Lawson has filed as Exhibit 10.20 to Amendment No. 2 to its Registration Statement on Form S-4 the Stockholder Irrevocable Undertakings executed by H. Richard Lawson, William B. Lawson and John J. Cerullo, including executed versions of Exhibit A to such undertakings.

22.                               Your disclosure and supplemental correspondence indicates that two entities, Symphony Technology Group and Tennenbaum Capital Partners, entered into irrevocable agreements to exchange their shares of Intentia for shares of Lawson Holdings. Upon review of the Shareholder Irrevocable Undertaking, filed as Exhibit 10.21, we note that that document has been executed by Howard Levkowitz on behalf of Special Value Opportunities Fund, LLC and Special Value Expansion Fund, LLC. Who are these entities, why are they parties to the irrevocable undertaking agreement, what are their relationships to Symphony and/or Tennenbaum, and why does your disclosure and supplemental correspondence identify Symphony and Tennenbaum as the only entities that have agreed to irrevocably tender their shares?

Response:

Special Value Opportunities Fund, LLC and Special Value Expansion Fund, LLC are investment funds managed by Tennenbaum Capital Partners, LLC. These entities hold the stock to be exchanged in the transaction and therefore are parties to the Shareholder Irrevocable Undertaking. Tennenbaum Capital Partners, LLC is the managing member of and ultimately makes all management decisions for both funds. Howard Levkowitz is a managing partner of Tennenbaum Capital Partners, LLC and is authorized to sign on its behalf and on behalf of those entities for which Tennenbaum Capital Partners, LLC is a manager or authorized signatory. In response to the Staff’s comment, Lawson has revised the disclosure on page 158 to clarify the distinction between Tennenbaum Capital Partners, LLC and the funds it manages.

*     *     *     *     *

We believe Amendment No. 2 responds completely to all of the issues raised in the Comment Letter. If you have any questions regarding this letter or Amendment No. 2, please feel free to contact me at (612) 343-7962.

The representations contained herein are those of Lawson and not of Dorsey & Whitney LLP.

Sincerely,
/s/ Jonathan B. Abram
Jonathan B. Abram

cc:                                 Bruce McPheeters, Esq., Lawson Holdings, Inc.

Niklas Bjorkqvist, Esq., Intentia International AB

Steve L. Camahort, Esq., O’Melveny & Myers LLP